July	18, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Fifth Street, N.E.

Washington, DC 20549

Attention:	Lisa Beth Lentini

Re:	SEC Comment Letter dated June 29, 2006
Dollarama Group L.P. and Dollarama Corporation
Registration Statement on Form S-4 filed May 30, 2006
File No. 333-134550

Dear Ms. Lentini:

On behalf of Dollarama Group L.P., a limited partnership formed under the laws of Québec, Canada, and Dollarama Corporation, a corporation organized under the laws of New Brunswick, Canada (together, the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, please find attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR a complete copy (including certain exhibits) of Amendment No. 1 to the above-referenced Registration Statement on Form S-4. A copy of Amendment No. 1 to the Registration Statement has been manually signed in accordance with Rule 302 of Regulation S-T and the signature pages thereto will be retained by the Company for a period of five years.

This amendment reflects certain revisions to the Registration Statement, as filed with the Commission on May 30, 2006, in response to the comment letter to Robert Coallier of the Company, dated June 29, 2006 from the staff of the Commission.

For your convenience, the Company is supplementally providing to the staff four (4) copies of Amendment No. 1 to the Registration Statement, which have been marked to indicate the changes from the Registration Statement as originally filed on May 30, 2006.

For reference purposes, the staff’s comments in the letter dated June 29, 2006 are reproduced in bold in numerical sequence in this letter, and the corresponding responses of the Company are shown below each comment.

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Cover page

1.	As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-l(g)(3).

RESPONSE TO COMMENT 1

We confirm that the offer will be open at least through midnight on the twentieth business day following the commencement of the exchange offer.

Prospectus Summary, page 1

Our Business, page 1

2.	The summary section should use clear and concise language to convey the basics of the transaction. Please revise to remove defined terms, remove extraneous information better suited to another section of the prospectus to present the information in brief, summary fashion.

RESPONSE TO COMMENT 2

In response to comment 2, we have revised this disclosure.

3.	Please provide third-party independent research to support your claim that Dollarama is “the leading operator of dollar discount stores in Canada.” Alternatively, please remove the claim if you are unable to substantiate.

RESPONSE TO COMMENT 3

In response to comment 3, we supplementally inform the staff that there is no third-party which provides independent research on the Canadian dollar store market and have noted this in the Market and Industry Data section of the Registration Statement. As noted in the Registration Statement, the Canadian dollar store industry remains fragmented with a limited number of multi-store competitors. The primary competitors in the industry are: the Company (with approximately 425 stores), Dollar Store with More (with approximately 180 stores reported on its web-site), Buck or Two (with approximately 163 stores reported on its web-site) and Great Canadian Dollar Store (with approximately 120 stores reported on its web-site). All other known competitors are significantly smaller (with less than 60 stores). In addition, the Company believes that its average store size is generally larger than its various competitors and accordingly its sales are higher as well. As a result of the foregoing, the Company feels strongly that it is the leading operator of dollar discount stores in Canada.

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4.	Your summary section should include a balanced portrayal of facts. You may wish to include in your summary a balanced discussion of net income for the periods discussed. You also discuss compound annual growth in your stores, but do not explain the significance of the compound annual growth. Please also briefly discuss what your “direct import program” entails. Other areas you may wish to discuss include the control Bain exerts over the company and the high levels of company debt. Please provide more balance to your summary section.

RESPONSE TO COMMENT 4

In response to comment 4, we have significantly revised the summary section. Specifically, we note that we have included a discussion of net income for the periods discussed, we have included a discussion of the risks of investing in the Company’s business and the notes and we have added a brief explanation of the Company’s direct import program. We have also attempted to add disclosure clarifying why the Company believes the compounded annual growth in its stores is significant (notably, that increased stores allow it to further leverage its brand, decrease costs and increase sales).

The Exchange Offer, page 27

Expiration Date; Extensions; Amendments, page 28

5.	We note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

RESPONSE TO COMMENT 5

In response to comment 5, we have revised this disclosure.

Unaudited Pro Forma Financial Data, page 37

6.	With reference to footnote (3)(a), please disclose how you determined the interest rate used in computing pro forma interest expense related to the

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term loan B borrowings. If the interest rate does not reflect current interest rates, please tell us in detail why you believe the interest rate you use is more appropriate in the circumstances. Also, if you continue to use a rate other than the current interest rate, please provide prominent disclosure of the basis of presentation and the anticipated effects of the current interest rate environment in the introduction to the pro forma financial statements.

RESPONSE TO COMMENT 6

In response to comment 6, we have revised the disclosure to clarify that the interest rate does reflect current interest rates and is calculated by finding the current LIBOR and adding 200bps.

Selected Historical Combined and Consolidated Financial Data, page 39

7.	The non-GAAP measure you call EBITDA includes reconciling items that are not included when arriving at EBITDA, as defined, such as the amounts for “foreign exchange loss on derivative financial instruments and long-term debt.” By definition, the only adjustments to net income that should be included as reconciling items to arrive at EBITDA are those for interest, income taxes, depreciation and amortization. Please re-title the non-GAAP measure here and elsewhere throughout the filings to more accurately describe what it actually represents. Refer to Question 14 of our “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures,” issued June 13, 2003 and available on our website at www.sec.gov.

RESPONSE TO COMMENT 7

In response to comment 7, we have substantially revised the disclosure of non-GAAP measures. Specifically, we have revised the definition of EBITDA in a manner consistent with Question 14 of the staff’s “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” issued on June 13, 2003. We have also added a new non-GAAP measure, notably Adjusted EBITDA, which is defined in a manner consistent with the covenants set forth in the Company’s senior secured credit facility.

8.	Please revise your disclosure regarding the non-GAAP EBITDA measure here and elsewhere throughout the filing to comply with the requirements of Item 10(e) of Regulation S-K. Specifically, please disclose:

•	The manner in which management uses the non-GAAP measure to conduct or evaluate the business;

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•	The economic substance behind management’s decision to use the measure; and

•	The manner in which management compensates for the material limitations associated with the measure as compared to the use to the most directly comparable GAAP financial measure.

Refer to Question 8 of the “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.”

RESPONSE TO COMMENT 8

As noted in our response to comment 7, we have substantially revised the disclosure of non-GAAP financial measures throughout the filing in response to the staff’s comments.

9.	You disclose that EBITDA should not be considered as an alternative to or more meaningful than amounts determined in accordance with Canadian GAAP including operating income as an indicator of operating performance or cash flows from operations as a measure of liquidity. Operating income is not considered the most directly comparable GAAP financial measure of operating performance since EBITDA includes adjustments for items that are not included in operating income. Please revise accordingly. Refer to question 15 in the “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.” Also, since you refer to EBITDA as a measure of liquidity, please also reconcile EBITDA to cash flows from operating activities. Further, present cash flows from operating, investing and financing activities together with the non-GAAP liquidity measure. Refer to Question 12 in the “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.” Please similarly revise your disclosures in Summary Historical Combined and Consolidated Financial Data on page 10.

RESPONSE TO COMMENT 9

As noted in our response to comment 7, we have substantially revised the disclosure of non-GAAP financial measures throughout the filing in response to the staff’s comments. Included among those changes are to add the reconciliation of Adjusted EBITDA to cash flows from operating activities and to present Adjusted EBITDA with the cash flows from operating, investing and financing activities in the summary and selected financial tables.

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10.	Please expand your disclosure in Note (7) on page 41 to include how you treat relocated stores or expansions in the square footage of stores in the computations of comparable store sales growth, as well as stores that were closed during the period. Please also similarly revise the footnote on page 12.

RESPONSE TO COMMENT 10

In response to comment 10, we have revised the disclosure in both instances. Only those stores that have been open for at least 13 complete months and that remain open at the end of the reporting period are taken into account for computation of comparable store sales growth. Sales from expanded or relocated stores are included in the valuation of comparable store sales.

11.	Please remove the column representing the combined financial data of the predecessor and successor for the year ended March 31, 2006.

RESPONSE TO COMMENT 11

We presume comment 11 refers to the column representing the combined financial data of the predecessor and successor for the year ended January 31, 2005 which appeared in the Company’s summary financial table. In response to the staff’s comment, we have removed such column from the disclosure.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 47

12.	You disclose on page 43 that the primary drivers of your comparable store sales performance are store expansions and relocations, changes in store traffic and the average number of items purchased by customers per visit. Please quantify to the extent practicable the impact of these drivers on comparable store sales growth in your discussions of sales and consider presenting additional operating statistics such as sales per square foot and average sales per customer visit so that an investor may better understand the underlying reasons for your comparable store sales growth.

RESPONSE TO COMMENT 12

In response to comment 12, we have revised this disclosure to quantify the impact of store expansions and relocations, changes in store traffic and the average number of items purchased per customer per visit on comparable store sales growth in the discussions of sales.

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13.	Please quantify in dollars, sales attributable to new stores opened during the year, the incremental full year effect of stores opened in the prior year and the increase in same store sales in your discussions of sales so that investors better understand the portion of the overall change in store sales from year to year that relates to each of the factors you identify. Refer to Item 303(a)(3) of Regulation S-K.

RESPONSE TO COMMENT 13

In response to comment 13, we have revised the disclosure to include quantifications in dollars of sales attributable to new stores opened in the year, the incremental full year effect of stores opened in the combined twelve months ended January 31, 2005, and the increase in same store sales in the discussions of sales.

14.	You disclose various factors that contributed to the increases in general, administrative and store operating expenses for each of the years presented, but do not quantify their impact. Please revise to quantify in dollars to the extent practicable the incremental impact of each factor identified on the overall change in the line item. See Item 303(a)(3) of Regulation S-K.

RESPONSE TO COMMENT 14

In response to comment 14, we have revised the disclosure to quantify in dollars the incremental impact of the factors in our discussions of general, administrative and store operating expenses.

Liquidity and Capital Resources

Contractual Obligations, page 53

15.	Please revise your tabular presentation to include purchase obligations and other long-term liabilities reflected on your balance sheet or disclose why these obligations are excluded from the table. Please refer to Item 303(a)(5) of Regulation S-K.

RESPONSE TO COMMENT 15

In response to comment 15, we supplementally inform the staff that no purchase obligations or other long-term liabilities are reflected on the Company’s balance sheets because the Company does not have any purchase obligations or other long-term liabilities.

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Description of Notes, page 79

General

16.	Your Description of Notes section contains many defined terms and large portions of the Indenture inserted into this section. Please revise to describe the salient features of the notes in clear and concise language.

RESPONSE TO COMMENT 16

In response to comment 16, we have attempted to revise the Description of Notes section in a manner consistent with the suggestions set forth in the “Plain English Comes to the High Yield Market, a Latham & Watkins Standard Form Prepared in Consultation with the SEC,” dated August 1999 (the “Latham & Watkins Form”). Specifically, where practicable, we have attempted to further reformat embedded lists, use commas instead of parentheses, eliminate introductory phrases like “The Indenture will provide that”, replace legalistic terms like “thereof” and “the foregoing” with more plain English phrases and eliminate romanettes and alphabetical lists in favor of arabic numbered lists (with alphabetical subcategories only where necessary).

As the staff knows, the Description of Notes section is intended to define the rights of the investors and the Company’s desire to reflect those rights as accurately as possible. In preparing the Description of Notes and the aforementioned revisions, the Company has attempted to balance compliance with the plain English rules and the market reality that the covenants, definitions and other negotiated provisions of a high yield deal are “magic words” that high yield buyers expect to see recited verbatim in disclosure documents. We note that the Company has not merely inserted the entire indenture governing the notes in the body of the Registration Statement. For example, the Registration Statement includes only a brief discussion of the sections of the indenture relating to redemption of notes, transfer of the notes, the trustee and various administrative matters. However, in keeping with the expectations of the high yield investors, the Company has substantially maintained the text of those highly negotiated provisions of the indenture, such as the covenants and definitions, while implementing the suggestions in the Latham & Watkins Form. Because of the highly negotiated nature of the covenants and the definitions in the indenture, we are concerned about trying to summarize or revise these provisions in the Registration Statement and possibly altering the intended meaning of the provisions.

Combined and Consolidated Financial Statements, page F-1

17.	Please update to include unaudited interim financial statements in accordance with Rule 3-12 of Regulation S-X. Likewise, please update financial information presented throughout the filing through the most recent balance sheet date.

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RESPONSE TO COMMENT 17

In response to comment 17, we have included unaudited interim financial statements and have updated financial information in the filing generally through the most recent balance sheet date.

18.	Please include the financial statements of each guarantor of the Exchange Notes in accordance with Rule 3-10 of Regulation S-X or disclose the information required by Rule 3-10(f) of Regulation S-X as applicable.

RESPONSE TO COMMENT 18

In response to comment 18, we have included condensed consolidated financial information for the guarantors in accordance with Rule 3-10(f) of Regulation S-X.

Notes to Consolidated Financial Statements

19.	Please revise to include a brief description of the principles followed in determining the inclusion or exclusion of subsidiaries and variable interest entities. Please see Article 3A-03 of Regulation S-X.

RESPONSE TO COMMENT 19

In response to comment 19, we have revised the disclosure to include a brief description of the principles followed in determining inclusion or exclusion of subsidiaries and variable interest entities.

20.	We note that the predecessor companies consolidated S. Rossy Investments, Inc. under the provisions of FIN 46(R) under US GAAP. We also note that S. Rossy Inc. had furnished an unlimited guarantee with respect to the indebtedness of S. Rossy Investments, Inc. and leased its head office, distribution center and 4 stores from S. Rossy Investments Inc. In addition, we note that you presently lease 11 stores and 3 warehousing and distribution centers directly or indirectly from members of the Rossy family. Please tell us:

•	whether you assumed the guarantee obligation in the acquisition of S. Rossy Inc.;

•	whether you acquired the operating leases with respect to the head office, distribution center and 4 stores owned by S. Rossy Investments Inc. in the acquisition of S. Rossy Inc.;

•	the significant terms of the lease agreements with the members of the Rossy family and S. Rossy Investments Inc. and whether you have guaranteed the residual values of the leased assets or have options to acquire the leased assets at specified terms;

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•	why or why not S. Rossy Investments Inc. and the lessors who are members of the Rossy family are variable interest entities; and

•	why or why not your variable interests in S. Rossy Investments Inc. and the lessors who are members of the Rossy family and which are variable interest entities do not absorb a majority of the expected losses, receive a majority of the expected residual returns or both.

RESPONSE TO COMMENT 20

In response to comment 20, we supplementally inform the staff that:

•	The Company did not assume any guarantee obligation in the acquisition of certain assets and liabilities of S. Rossy Inc.

•	The Company did not acquire the operating leases with respect to the head office, distribution center and 4 stores owned by S. Rossy Investments Inc. (“SRII”) in the acquisition of certain assets and liabilities of S. Rossy Inc. New lease arrangements were negotiated by the Company on November 18, 2004.

•	The leases with the Rossy family and with SRII are each for properties in Quebec. Each lease has a term of 15 years, starting November 18, 2004 and ending November 30, 2019. None of these leases contains an option to purchase the underlying land.

•	We believe that SRII and the other related party lessors are not variable interest entities due to the following:

•	the purchase agreement for the Acquisition specifically excluded shares of SRII and the rights to related party debt;

•	the Company signed new leases with SRII (as well as the other related parties who were lessors) which replaced the old leases that were previously effective;

•	there are no guarantees of residual values or options to acquire the premises included in the afore-noted leases; and

•	the Company has not guaranteed any of SRII or other related party lessor debts or obligations.

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Note 2. Summary of Significant Accounting Policies, page F-7

21.	Please disclose the types of costs and expenses included in general, administrative and store operating expenses.

RESPONSE TO COMMENT 21

In response to comment 21, we have revised the disclosure to include a description of the costs and expenses included in general, administrative and store operating expenses.

22.	Please disclose the total amount of advertising expense incurred for each period presented. Refer to paragraph 49(c) of SOP 93-7.

RESPONSE TO COMMENT 22

In response to comment 22, we supplementally inform the staff that the Company’s advertising expenses are immaterial for the periods presented. We have revised the disclosure accordingly.

Goodwill, page F-8

23.	Please disclose when you perform the annual goodwill impairment test required by paragraph 26 of SFAS 142.

RESPONSE TO COMMENT 23

In response to comment 23, we have revised the disclosure to note that the Company’s policy is to conduct its annual goodwill impairment test in the fourth quarter of each fiscal year.

Stock-Based Compensation, page F-10

24.	Please tell us whether stock-based compensation expense recognized under the accelerated expense attribution method represents the same amount that would be recognized using the graded vesting attribution method described in paragraphs 42 and 99A of SFAS 123(R). If not, please explain the accelerated expense attribution method to us.

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RESPONSE TO COMMENT 24

In response to comment 24, we supplementally inform the staff that the accelerated expense attribution method is equivalent to the graded vesting attribution method. We have adjusted the disclosure to refer to the graded vesting attribution method.

Revenue Recognition, page F-11

25.	Please disclose your accounting policies regarding sales returns.

RESPONSE TO COMMENT 25

In response to comment 25, we supplementally inform the staff that in general, the Company does not accept sales returns. The amount of sales returns that are accepted under special circumstances are insignificant. We have revised the disclosure accordingly.

Vendor Rebates, page F-11

26.	Please clarify when you earn, and record vendor rebates and whether you recognize vendor rebates or credits at the time you achieve targeted purchase volumes or when you recognize the underlying purchase transactions. If the latter, please tell us how you estimate the volume rebates recognized. In addition, please tell us if you receive any other cash consideration from vendors such as cooperative advertising allowances. If so, please disclose your accounting policies and the amounts, if any, recognized as a reduction of operating expenses as opposed to cost of sales for each period presented. Please refer to EITF 02-16.

RESPONSE TO COMMENT 26

In response to comment 26, we supplementally inform the staff that vendor rebates or credits deducted by vendors on invoices are treated as a reduction of cost of sales and related inventories. Vendor rebates received by check are not significant (approximately $466,000 in fiscal 2006) and the Company records them when received as a reduction of cost of sales, with a quarter end adjustment made to accrue unpaid amounts and record the impact on ending inventory. All significant vendor rebates are strictly a percentage of purchases or a fixed amount per case and accordingly, are estimated based on year-to-date purchases.

Early payment discounts are booked as a reduction of cost of sales when deducted from supplier payments. The Company has estimated the impact on earnings of not recording the early payment discounts as a reduction of inventory at approximately $412,000 for fiscal 2006.

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In addition, the Company does not receive any material cooperative advertising allowances from the Company’s vendors nor does it incur significant advertising costs. We have revised the disclosure accordingly.

Note 3. Business Acquisition, page F-11

27.	It appears that the acquisition S. Rossy Inc. and Dollar A.M.A. Inc. was a highly leveraged transaction based on the disclosure on page 34. Please tell us what consideration you gave to accounting for the transaction under US GAAP in accordance with the guidance in EITF 88-16. In doing so, tell us why you believe the transaction was not a highly leveraged transaction and EITF 88-16 does not apply.

RESPONSE TO COMMENT 27

In response to comment 27, we supplementally inform the staff that the Company did consider EITF 88-16, which provides guidance in a situation where “a holding company (NEWCO) with no substantive operations acquires an operating company (OLDCO) in a leveraged buyout transaction (LBO)”. Although the Acquisition was highly leveraged, it did not involve the acquisition by the Successor (NEWCO) of all previously outstanding common stock of the Predecessor (OLDCO), as contemplated in EITF 88-16 (it was an asset purchase). As noted in the Registration Statement, Larry Rossy and affiliates of the Rossy family maintain a 20% interest in the Company through their ownership of equity securities of Dollarama Capital Corporation. Accordingly, the Company found itself outside the scope of the EITF and therefore could not follow EITF 88-16 in accounting for the acquisition.

The Company accounted for the transaction as an acquisition of business and followed the guidance of the Canadian Institute of Chartered Accountant’s standard on business combination Section 1581 which is similar to the US guidance SFAS 141, and the Company believes does not create a US/Canada GAAP difference. Following this guidance, the Company allocated the purchase price to the fair value of the net assets acquired effectively reflecting 100% of the net assets acquired at their fair value.

28.	Please disclose the factors that contributed to a purchase price that resulted in the recognition of goodwill. It appears that you may not have identified all intangible assets that meet the criteria for recognition apart from goodwill in paragraph 39 of SFAS 141. Please tell us the process you used to identify all

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intangible assets including those related to supplier relationships and customer relationships. Please also tell us how you determined the fair value of the trade name, favorable and unfavorable lease agreements and non-compete covenants.

RESPONSE TO COMMENT 28

In response to comment 28, we supplementally inform the staff that the purchase price for the Acquisition was the result of arms-length negotiations among the buyer parties affiliated with Bain Capital Partners and the sellers. Bain Capital Partners performed a review of the business’ future potential and determined that operating leverage resulting from the opening of new stores and geographic expansion were key in establishing the value. Bain Capital Partners considered in their plan the opening of 30 to 50 new stores a year—this expansion program in a context of a high growth and high margin environment add substantial value to goodwill. In addition this expansion program should allow the Company to maintain a strong market position in an industry (in Canada) that is fairly fragmented.

In addition, in response to the staff’s comment we note the following:

Identification of Intangible Assets to be Valued

In order to identify all intangible assets acquired for consideration in the purchase price allocation of the Company, management relied upon the following key documents and information:

•	Financial due diligence report prepared by Bain Capital Partners;

•	Confidential Information Memorandum for the Company’s issuance of its senior secured credit facility;

•	Confidential Information Memorandum prepared by the sellers to solicit interest in exploring the acquisition of the business; and

•	The final asset purchase agreement to effect the Acquisition.

Using the listing of intangible asset examples in SFAS 142 as a guide, the Company relied upon a thorough search of historical documents of the Company and its predecessor and the opinion of key management members to identify potential intangible assets, broadly including:

•	Marketing-related intangible assets;

•	Customer-related intangible assets;

•	Contract-based intangible assets;

•	Technology-based intangible assets.

The Company was assisted in the identification and the valuation of intangible assets by nationally recognized independent appraisers that the Company engaged. The appraisers reviewed the historical documents noted above and conducted interviews with select members of Bain Capital Partners and the Company’s management. Specifically, the appraisers interviewed those individuals who were directly responsible for the operations and marketing efforts of the Company.

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Valuation of Trade Name

The Company used the Income Approach, specifically the Relief-of-Royalty Method, to value the “Dollarama” trade name. Key assumptions used included estimated revenue, the royalty rate for the use of the trade name, and the discount rate, determined as follows:

•	The royalty rate for the use of the trade name was estimated to be 1.5% based on royalty rates typically charged in this and relevant industries;

•	A discount rate of 13% was selected, equaling the weighted average cost of capital for the Company;

•	The trade name was valued as an indefinite-lived asset to reflect the strength of the trade name in the marketplace and management’s intentions for its continued use.

Valuation of Favorable and Unfavorable Lease Agreements

The Income Approach, specifically the Discounted Cash Flow analysis, was utilized to value the leasehold interests. This approach is based on computing the present value of the difference between market rent and contract rent over the term of each respective lease. A positive leasehold position exists when the present value of the contract rent (inclusive of base rent, additional rent, percent rent and option rent) is less than the present value of the market rent. In estimating the fair value of potential favorable and unfavorable leases, the Company relied upon the current contract rents, collected and analyzed market data, projected market rental rates, and performed a Discounted Cash Flow Analysis.

Valuation of Non-Compete Covenants

The non-compete covenants were valued by the Income Approach, specifically, the Lost Profits Method, which recognizes that the value of the non-compete covenants are premised upon the expected receipt of future economic benefits protected by the non-compete covenants. These benefits are generally considered to be higher income resulting from the avoidance of a loss in revenue that would likely occur without the covenants. In assessing the value of the non-compete covenants, the Company considered factors such as the ability, feasibility and desire of employees to compete.

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The non-compete covenants were valued for certain Rossy and Assaly family members (“family members”). The employment agreements of such individuals were for a period of five years and the non-compete covenants contained therein covered a period of two years after termination of employment. The following key valuation assumptions were made:

•	The probability that family members would leave and compete in the absence of the non-compete covenants was estimated to be low at 5% per year given that these members retained an equity interest in the Company;

•	The reduction in sales due to competition, absent the non-compete covenants, was expected to be 5% over the life of the employment agreements;

•	The Company used the weighted average cost of capital of 13% as the discount rate for the valuation of the non-compete covenants;

•	The remaining useful life of the non-compete covenants was assumed to be 7 years based on the terms of the employment agreements.

Supplier Relationships

Management considered but did not ascribe value to the Company supplier relationships. The Company purchases from 600 to 700 suppliers, of which it has had relationships with 7 of its top 10 suppliers for more than 10 years. Management believes that a hypothetical market participant with similar size and scale could easily establish a similar supplier network. As such, the Company has not attributed any value to the supplier relationships.

Customer Relationships

Per guidance in SFAS 141 B.165, management did not assign any value to customer relationships since the Company retails to a customer base. Per SFAS 141 B.165, a customer base is a group of customers that are not known or identifiable to the entity (such as customers of a fast-food franchise). Hence, a customer base does not meet the criteria for recognition apart from goodwill.

Note 4. Property and Equipment, page F-12

29.	Please disclose the cost and accumulated amortization of property and equipment for each period presented.

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RESPONSE TO COMMENT 29

In response to comment 29, we have revised this disclosure to include cost, accumulated amortization and net carrying amount for store and warehouse equipment, leasehold improvements, computer equipment and vehicles.

Note 5. Other Intangibles, page F-13

30.	Please disclose the gross carrying amount accumulated amortization of intangible assets for each year presented. Please refer to paragraph 45a. of SFAS 141. Please also disclose the weighted-average amortization period for each intangible asset category.

RESPONSE TO COMMENT 30

In response to comment 30, we have revised this disclosure to add a chart showing gross carrying amount accumulated amortization of intangible assets for each period presented and the weighted-average amortization period for each amortizable intangible asset category.

Note 7. Long-Term Debt, page F-13

31.	Please disclose the significant financial covenants of your revolving credit facility and term bank loans and whether you are in compliance with the covenants as of January 31, 2006. Please also disclose the repercussions of not meeting the financial covenants contained in your debt agreements and the existence of any cross-default provisions. Refer to Rule 4-08(c) of Regulation S-X.

RESPONSE TO COMMENT 31

In response to comment 31, we have revised this disclosure to include a disclosure of the significant financial covenants of the Company’s revolving credit facility and term bank loans. Specifically we have disclosed that the Company is in compliance with such covenants as of January 31, 2006 and we have also disclosed the repercussions of not meeting the financial covenants contained in these agreements and the existence of cross-default provisions.

32.	We note that you are restricted from paying dividends under the covenants of your senior secured credit facility and redeemable senior subordinated notes. Please revise to disclose the specific nature of the restrictions on your ability to pay dividends as required by Rule 4-08(e)(1) of Regulation S-X. Also, please tell us if there are any specific restrictions on the ability of your subsidiaries to transfer funds to you in the form of loans, advances or cash

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dividends without the consent of a third party. If so, please provide us with the detailed computations you performed demonstrating that restricted assets do not exceed the 25% threshold set forth in Rule 4-08(e)(3) of Regulation S-X. If restricted assets exceed the 25% threshold, please disclose the information required by Rule 4-08(e)(3) of Regulation S-X and Schedule I, as required by Rule 5-04 of Regulation S-X.

RESPONSE TO COMMENT 32

In response to comment 32, we have revised this disclosure to note the restrictions on the Company’s ability to pay cash dividends set forth in the Company’s senior secured credit facility and the indenture governing our senior subordinated notes. We supplementally inform the staff that there are currently no specific restrictions on the ability of the Company’s subsidiaries to transfer funds to the Company in the form of loans, advances or cash dividends without the consent of a third party.

33.	Please disclose the significant terms of your obligation to prepay the term bank loans if certain financial ratios are achieved.

RESPONSE TO COMMENT 33

In response to comment 33, we have revised this disclosure to include the terms of the Company’s obligation to prepay the term bank loans if certain financial ratios are achieved.

34.	Please disclose the terms and interest rate on the senior subordinated loan repaid during the year. Refer to Rule 5-02(22) of Regulation S-X.

RESPONSE TO COMMENT 34

In response to comment 34, we have revised this disclosure to include the term and interest rate on the senior subordinated loan repaid during the year.

Note 10. Derivative Financial Instruments, page F-17

35.	It appears that fair value of the three non-hedging swaps disclosed in the third paragraph on page F-18 should be recorded as an increase as opposed to a reduction of foreign exchange loss on derivative financial instruments and long-term debt in the consolidated statement of earnings. Please advise.

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RESPONSE TO COMMENT 35

In response to comment 35, we supplementally inform the staff that the fair value of the three non-hedging swaps disclosed in the third paragraph of page F-18 was recorded as an increase of foreign exchange loss on derivative financial instruments and long-term debt in the consolidated statement of earnings. We have adjusted the disclosure in note 10 to the consolidated financial statements for the period ended January 31, 2006 to clarify this point.

36.	Please disclose the derivative instruments that are designated as fair value hedging instruments and cash flow hedging instruments under U.S. GAAP. Please also disclose the net gain or loss recognized in earnings representing the amount of the hedges’ ineffectiveness and the component of the derivative instruments’ gain or loss, if any, excluded from the assessment of hedge effectiveness during the periods presented. Please refer to paragraph 45b. of SFAS 133. In addition, please disclose the net amount of reclassifications of accumulated other comprehensive income into earnings. Please refer to paragraphs 18-20 of SFAS 130.

RESPONSE TO COMMENT 36

In response to comment 36, we have revised this disclosure to indicate which derivative instruments are designated as fair value hedging instruments and cash flow hedging instruments (the forward exchange forward contracts and the foreign currency swap agreements that qualify for hedge accounting are designated as cash flow hedging instruments). We note that the cash flow hedges were 100% effective and accordingly, there was no gain or loss recognized in earnings representing the amount of the hedges’ ineffectiveness. We also note that no components of the derivative financial instruments designated as hedges were excluded from the assessment of hedge effectiveness. Lastly, in response to this comment, we have revised this disclosure to indicate that ($13,000,000) was reclassified from accumulated other comprehensive income and taken into earnings.

37.	It appears that the foreign currency swap agreements disclosed on page F-19 are designated as cash flow hedges under US GAAP. Please explain to us why only a portion of the fair value of these swaps is deferred in other comprehensive income.

RESPONSE TO COMMENT 37

In response to comment 37, we supplementally inform the staff that the Company designated these cross-currency swaps as a cash flow hedge of the Company’s exposure to changes in functional currency equivalent cash flows on the debt.

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SFAS No. 133 provides that an offsetting portion of the other comprehensive income balance attributable to changes in the spot exchange rates should be reclassified into earnings. Accordingly, ($13,000,000) was reclassified from other comprehensive income into earnings for the period.

38.	Please provide us with a reconciliation of the foreign exchange losses and gains on derivative financial instruments and long-term debt disclosed in Notes 7 and 10 to the amounts reported in the consolidated statements of earnings for each period presented.

RESPONSE TO COMMENT 38

In response to comment 38, we supplementally inform the staff that the foreign exchange losses and gains on derivative financial instruments and long-term debt disclosed in notes 7 and 10 to the consolidated financial statements may be reconciled to the consolidated statements of earnings as follows:

(in thousands)	January 31, 2006	January 31, 2005
	Debit (Credit)	Debit (Credit)
Reversal of prior period	6,778	—
Foreign exchange loss (gain) on term bank loan	(22,523)	9,864
Foreign exchange gain on senior subordinated notes	(13,000)	—
Fair value of non-hedging swaps	17,405	(8,089)
Change in fair value of interest rate cap	(39)	—
Reclassification from other comprehensive income	13,000	—
Foreign exchange on swap interest paid/received	(1,131)	303
Other	1,018	—

Foreign exchange loss on derivatives and long-term debt	1,508	2,078

Note 12. Stock-Based Compensation, page F-20

39.	Please explain to us why the valuation technique or model used in the independent appraisal to estimate the fair value of your stock option awards complies with the measurement objective and other requirements of SFAS 123(R), is based on established principles of financial economic theory and generally applied in that field and reflects all substantive characteristics of the awards. Please refer to paragraph A8 of SFAS 123(R). In doing so, please tell us how the model takes into account the minority shareholder

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discount and estimated liquidation event horizon in estimating the expected term of the awards.

RESPONSE TO COMMENT 39

In response to comment 39, we supplementally inform the staff that the model used by the independent valuation expert for the valuation of employee stock options is based on Monte Carlo simulation of the future value of the firm’s total equity. Note 48 from paragraph A13 of SFAS 123(R) reads:

“A Monte Carlo simulation technique is another type of valuation technique that satisfies the requirements in paragraph A8. Other valuation techniques not mentioned in this Statement also may satisfy the requirements in paragraph A8.”

The Monte Carlo simulation technique was necessary for pricing these securities to incorporate the effect of the various characteristics of the stock option awards (according to paragraph A11 of SFAS 123(R)). In particular, the vesting schedules of two of the three classes of options (Tranche A, Tranche B and Tranche C) were contingent on the internal rate of return (the “IRR”) and investment multiple realized by holders of certain equity securities of the Company’s parent at the time of a liquidity event (the “Investment Multiple”). These two parameters could be derived only by simulating the value of the firm’s equity at this time.

In general, the valuation consisted of the following steps:

•	Simulation – The valuation expert simulated the total equity of the Company’s parent over a five-year period. The five year period was selected based on management’s estimate of the time to a liquidity event. At the end of the five-year period, they allocated the total equity of the Company’s parent to the preferred and common stock based on the terms and conditions of the respective securities. They then calculated the IRR and the Investment Multiple achieved by the holders based on the per share value of the preferred and common stock at the end of the five years.

•	Determination of Vesting – The valuation expert determined whether Tranche B and Tranche C options are vested based on the IRR and Investment Multiple achieved by the holders.

•	Estimation of Tranche A Future Value – The valuation expert simulated the total equity of the Company’s parent as of the end of 6.5 years, the expected holding

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period for Tranche A options. The 6.5 year value was calculated based on the simplified method suggested in SAB 107:

Expected Holding Period = Average ( Average Vesting Period, Contractual Life )

For Tranche A options, the Average Vesting Period is 3 years and the Contractual Life is 10 years.

The valuation expert then estimated the per share value of Series A preferred and common stock at the end of 6.5 years based the terms and conditions of preferred and common stock and the simulated total equity value. The future value of the Tranche A options was then estimated based on:

•	The per share value of an equity unit, which is defined as 2 shares of Series B preferred stock and 1 share of common stock;

•	The strike price of the equity unit; and

•	The vesting of the options as determined in the last step.

Since the shares into which options can be exercised constitute a minority interest, the Company applied a minority shareholder discount of 13% to the value of these shares. The minority shareholder discount was calculated by observing the control premia paid by the acquiring firms in similar transactions.

•	Estimation of Tranche B and Tranche C Future Value – The same methodology described above was used to estimate the future value of the Tranche B and C options. The only difference is that the simulation period is 7.5 years, the expected holding period for Tranche B and C options. Since the Tranche B and C options vest only upon a liquidity event, the 5-year management estimate of time to a liquidity event was used as the Average Vesting Period for these options.

•	Discounting - The future value of the options was discounted to the valuation date to estimate the fair value of the options.

40.	Please explain to us why your accounting treatment related to awards with performance conditions complies with the guidance in paragraphs 44 and 49 of SFAS 123(R).

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RESPONSE TO COMMENT 40

In response to comment 40, we note that paragraph 44 of SFAS 123(R) requires that the accruals of compensation cost for an award with a performance condition be based on the probable outcome of that performance condition and therefore compensation costs shall be accrued if it is probable that the performance condition will be achieved and shall not be accrued if it is not probable that the performance condition will be achieved.

We supplementally inform the staff that the Company’s current estimate regarding the outcome of the performance condition is that an IPO or change of control will not be achieved and therefore has not accrued the related compensation costs. We understand that the term “probable” is generally defined as in excess of a 70% likelihood of occurrence. We have also come to understand that historically the FASB staff has believed that compensation cost related to performance options that only vest upon consummation of a business combination should be recognized when the business combination is consummated. Recognition would be deferred until consummation of the transaction, even when it becomes likely that the business combination will be consummated. This position is based on the principle established in the consensus reached in EITF Issue No. 96-5, “Recognition of Liabilities for Contractual Termination Benefits or Changing Benefit Plan Assumptions in Anticipation of a Business Combination”. We understand that several large accounting firms are recommending that a similar approach be applied to other types of liquidity events, including initial public offerings and conclude that the same concept should be applied by analogy to the options granted which only vest upon the occurrence of a change of control and IPO. Consequently, since such transaction did not occur during the period covered by the financial statements, the compensation expense relating to these options was not recorded.

41.	Please tell us the current prices of the underlying common and class B preferred shares used in estimating the fair values of stock option awarded in 2005 and the basis for the current prices. In that regard, please tell us if the current prices were based on contemporaneous independent valuations.

RESPONSE TO COMMENT 41

In response to comment 41, we supplementally inform the staff that a $1 per share price of the underlying common and Class B preferred shares was used in estimating the fair values of stock options awarded in 2005. This price is equivalent to the amount of consideration provided by each of the affiliates of Bain Capital Partners and S. Rossy Inc. in exchange for their paid in capital, based on an

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arm’s length transaction between such parties executed on November 18, 2004. A significant majority of the options were granted concurrently with the transaction on November 18, 2004. In 2005, there has been no major change in the business nor has there been any additional capital contributed or change in ownership. Accordingly, we believe that the same price would be relevant for options awarded in 2005.

42.	Please disclose the remaining contractual term of options outstanding, the aggregate intrinsic value of options expected to vest and the remaining contractual term and aggregate intrinsic value of options exercisable at the date of the most recent balance sheet. Please refer to paragraph A240d. of SFAS 123(R). Please also disclose the total compensation cost related to nonvested awards not yet recognized and the weighted-average period over which it is expected to be recognized as of the most recent balance sheet date. Please refer to paragraph A240h. of SFAS 123(R).

RESPONSE TO COMMENT 42

In response to comment 42, we supplementally inform the staff that the options that are expected to vest and that have already vested are those that have only service conditions. As at January 31, 2006, there were 1,954,167 and 3,906,280 options to purchase an equivalent number of common shares and Class B preferred shares respectively of Dollarama Capital Corporation, the parent company of the Company, which only had service conditions. Since the common shares and the class B preferred shares of Dollarama Capital Corporation are not traded publicly, it is not possible to determine the intrinsic value of the options at a given reporting date since the fair value of the underlying shares at the reporting date is not available.

We understand that the FASB is currently considering amending paragraph A240(d)(2) to exempt nonpublic entities from providing the intrinsic value of all outstanding options due to the lack of readily available data to support the fair value of the underlying shares.

We therefore ask the SEC to exempt the Company from the requirement to provide disclosure in the financial statements of the aggregate intrinsic value of options expected to vest and options exercisable at the balance sheet date for the options on the common shares and the class B preferred shares.

As for the additional disclosure on the remaining contractual term of options outstanding and options exercisable at the balance sheet date, the total compensation cost related to nonvested awards not yet recognized and the

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weighted-average period over which it is expected to be recognized for those options which the service and performance conditions are expected to be achieved, this information has been provided in the financial statements included in the amended filing.

Exhibits

Exhibit 5.1 Legality opinion

43.	The legality opinion filed appears to be a form of the opinion. Please note that you must include an executed and unqualified legality opinion prior to effectiveness with appropriate date, file numbers and signatures. Please also note that the requirement to date applies also to Exhibits 5.2 and 5.3.

RESPONSE TO COMMENT 43

In response to comment 43, we have re-filed the legal opinions set forth in Exhibits 5.1, 5.2, and 5.3 as executed.

44.	Your opinion must opine on the legality of the notes and guarantees under the laws of the state that govern the Indenture. Please revise the opinion to comply. Additionally, if you intend to rely on the opinions of Stikeman Elliott and Stewart McKelvey, please state so.

RESPONSE TO COMMENT 44

In response to comment 44, we have revised our legal opinion to note that it is an opinion under New York law, the state law that governs the Indenture, and to note that we have relied on the opinions of Stikeman Elliott and Stewart McKelvey.

Exhibit 99.1 Letter of Transmittal

45.	Delete the language in the letter of transmittal requiring the note holder to acknowledge or certify that he/she has “read” all of the terms of the exchange offer.

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RESPONSE TO COMMENT 45

In response to comment 45, we have deleted the language in the letter of transmittal requiring the note holder to acknowledge or certify that he or she has “read” all of the terms of the exchange offer.

* * * * *

I hope that the foregoing has been responsive to the staff’s comments. If you have any questions about this letter or require any further information, please call me at (212) 841-0623.

Respectfully submitted,

/s/ Carl P. Marcellino

Carl P. Marcellino

cc:	Mr. Robert Coallier

Senior Vice President, Chief Financial Officer and Secretary

Dollarama Group L.P., Dollarama Corporation